For Immediate Release

FORDING ANNOUNCES NEW ELECTION DEADLINE
UNDER PLAN OF ARRANGEMENT

CALGARY, February 11, 2003 — Fording Inc. (TSX/NYSE: FDG) today announced that the deadline for receipt of shareholder elections for cash or unit consideration under the Plan of Arrangement has been extended to 4:00 p.m. (Mountain Standard Time) on February 27, 2003 from February 18.

The deadline for receipt of proxies remains February 18, 2003 at 2:00 p.m. (Mountain Standard Time). The special meeting of Fording shareholders is also unchanged and will be held on February 19, 2003.

Subject to the receipt of shareholder, court and regulatory approvals, it is currently anticipated that the Plan of Arrangement will be completed on February 28, 2003.

Accordingly, common shares of Fording will continue to trade until the close of markets on February 27, 2003. Units of the Fording Canadian Coal Trust are expected to commence trading on a “when issued” basis on February 28, 2003. The units are expected to begin regular trading on March 5, 2003. The units will trade under the symbol “FDG.UN” on the Toronto Stock Exchange and under the symbol “FDG” on the New York Stock Exchange.

Results of the cash and unit elections and the pro ration of such elections will be announced by news release before the opening of markets on February 28, 2003.

Shareholders of record at the close of business on March 4, 2003 will be entitled to receive their cash and/or unit entitlements established under the Plan of Arrangement. Cheques and unit certificates in respect of such entitlements will be mailed to shareholders as soon as possible after March 4, 2003.

The creation of the Fording Canadian Coal Trust will bring together Canada’s senior metallurgical coal mining properties to create a strong global competitor, capable of supplying approximately 25 million tonnes annually to the international steel industry. Fording is the world’s second largest producer of high quality metallurgical coal for export and the world’s largest producer of the industrial mineral wollastonite.

For further information contact:

Mark Gow, CA
Director, Investor Relations
(403) 260-9834
mark_gow@fording.ca
www.fording.ca